2727 NORTH HARWOOD STREET  •  DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939  •  FACSIMILE: +1.214.969.5100

August 28, 2015

BY EDGAR

Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	CSW Industrials, Inc.
Amendment No. 3 to Form 10-12B
File No. 001-37454

Ladies and Gentlemen:

CSW Industrials, Inc. (“CSWI”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form 10 (Registration No. 001-37454) (as amended, the “Registration Statement”). On behalf of CSWI, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated August 21, 2015. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by CSWI’s response.

Exhibit 99.1

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X. Additionally, please update your pro forma financial statements as required by Rule 11-02(c) of Regulation S-X.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to provide updated financial statements and pro forma financial information and related disclosure.

* * * * * * *

We would like to advise the Staff that Capital Southwest presently intends for the distribution of CSWI shares to be effective on September 30, 2015. To accomplish this objective, Capital Southwest must provide Nasdaq with the required 10 days advance notice of the record date and provide the transfer agent with the necessary time to complete the distribution. The

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United States Securities and Exchange Commission August 28, 2015 Page 2 of 2

Capital Southwest board of directors has set a board meeting on September 8, 2015 to approve the record date, the distribution and the distribution date. In order to proceed on this timetable, Capital Southwest will seek confirmation that the Staff has no further comments on CSWI’s Registration Statement prior to September 8, 2015.

We also advise the Staff that CSWI will fill in the remaining blanks that consist of the record date, distribution date and the number of shares reserved for issuance under the CSWI 2015 Equity and Incentive Compensation Plan as promptly as possible after Capital Southwest’s board meeting on September 8, 2015. Further, CSWI will include the Tandy representations in its request for acceleration of the Registration Statement. The Tandy Representations will come directly from CSWI.

If you have any questions, please feel free to contact me at 214.969.5060 or Joseph B. Armes at 972.233.8242. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ R. Scott Cohen

R. Scott Cohen

cc:	Joseph B. Armes, Chairman and Chief Executive Officer of CSW Industrials, Inc.